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                                                                EXHIBIT 12(A)(8)


                  THERMO ELECTRON COMMENCES CASH TENDER OFFER
                                FOR TREX MEDICAL


WALTHAM, Mass., October 25, 2000 - Thermo Electron Corporation (NYSE:TMO) has commenced its previously announced cash tender offer of $2.15 per share for all outstanding shares of its Trex Medical Corporation subsidiary. The offer and withdrawal rights will expire at midnight on Wednesday, November 22, 2000, unless the offer is extended.

     The complete terms and conditions of the offer are set forth in the offer to purchase, letter of transmittal, and other related materials being filed today with the Securities and Exchange Commission (SEC). Copies of the offer and transmittal letter are being distributed to Trex Medical shareholders.

     The goal of the tender offer is to bring Thermo Electron's equity ownership in Trex Medical to at least 90 percent. If Thermo Electron achieves this 90-percent-ownership level, Trex Medical would then be spun into Thermo Electron through a "short-form" merger at the same cash price as the tender offer. Thermo Electron expects to complete the spin-in of Trex Medical by the end of this year. The company has sold the U.S. operations of Trex Medical and is continuing its discussions with potential buyers for the remaining assets.

     The tender offer and proposed subsequent short-form merger require SEC clearance of necessary filings. The short-form merger would not require Trex Medical board or shareholder approval.

     Thermo Electron Corporation is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications to food and beverage production. In addition, Thermo Electron serves the healthcare market through a family of medical companies, and is a major producer of paper recycling systems and provides fiber-recovery products. As announced on January 31, 2000, the company has initiated a major reorganization that would transform it into one publicly traded entity focused on its core instruments business. The company's medical products and paper recycling businesses will be spun off as dividends to Thermo Electron shareholders. More information is available at http://www.thermo.com.

This press release includes certain forward-looking statements, including statements concerning Thermo Electron Corporation's plans with respect to the acquisition, through the tender offer and the short-form merger, of all of the equity interests in Trex Medical Corporation. Such forward-looking statements are not guarantees and involve risks and uncertainties. The actual actions taken by Thermo Electron may differ materially from those described in the forward-looking statements as a result of various factors, including those described in the Offer to Purchase in the section titled "Special Factors."


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